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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12B-25

                                                  Commission File Number _______

                          NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / Form N-SAR

For Period Ended:  April 30, 1995
                  --------------------------------------------------------------
/  / Transition Report on Form 10-K         /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  CIMCO, INC.
                        --------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)

265 Briggs Avenue
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City, State and Zip Code  Costa Mesa, California 92626
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                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Attached as Exhibit 23

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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is currently unable to file Items 6, 7 and 8 of its Annual Report on Form 10-K for the year ended April 30, 1995 without unreasonable effort and expense which would be required to be incurred by the Company in order to finalize the Company's financial statements and obtain the opinion of the Company's Certified Public Accountants in time for the document to be filed.

     The Company has certain assets included on its balance sheet at April 30, 1995 related to a business alliance with one of its customers. On Friday, July 28, 1995, the Company was informed by this customer that it experienced the loss of significant planned revenue and income, and that as a result of this loss, the customer's private equity offering currently underway was at risk of being delayed or terminated. In light of this recent information, the Company must assess the extent, if any, to which the assets related to this customer may be realized.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          L. Ronald Trepp                 (714) 546-4460
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          (Name)                          (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes  /  / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             /X/ Yes  /  / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Prior to the events described in Part III herein, the Company's news release of June 29, 1995 reported net losses of $1.5 million and $1.2 million for fiscal years 1995 and 1994, respectively. As a result of the information provided to the Company on July 28, 1995, an assessment is being completed regarding the realization of certain assets. The financial results disclosed in the news release may or may not be revised as a result of this assessment. Any revisions determined to be necessary, however, will negatively impact the previously reported net loss.

                                  CIMCO, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  July 31, 1995                    By: RUSSELL T. GILBERT
     -----------------------------         -------------------------------------
                                           Russell T. Gilbert
                                           President and Chief Executive Officer



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